EXHIBIT 12.1

Computation of Ratio of Debt to Equity

	Year ended December 31,
Dollars in thousands	2005	2004	2003	2002	2001
Debt	$620,022,165	$525,932,946	$287,454,057	$250,767,241	$321,845,000
Equity	166,353,839	170,461,385	162,116,322	161,864,679	175,023,577
Debt to equity	373	309	177	155	184